Exhibit (a)(11)


          [The Following will be Delivered Via E-mail on June 27, 2001]
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From:             Erb, Richard
To:               [Name]
Subject:          Offer to Exchange Stock Options for Restricted Stock

       Note: In order to conserve space at the top of this email and maintain the confidentiality of the addressee list, you have been sent a blind copy. The letter is intended for each person receiving a blind copy.

In connection with our outstanding offer to exchange certain eligible stock options for shares of restricted stock, attached is a Supplement dated June 27, 2001 to the Offer to Exchange dated June 1, 2001 previously delivered to you. The Supplement responds to comments we received from the Securities and Exchange Commission (SEC) on our filing with the SEC in connection with the offer and provides copies (also attached) of the financial information on ArvinMeritor that is incorporated by reference in the Offer to Exchange. As noted in the Supplement, we are also extending the expiration date of the offer from 12:00 midnight, Eastern Time, on Friday, June 29, 2001, to 12:00 midnight, Eastern Time, on Friday, July 13, 2001.

Please review the Supplement and the attached financial information carefully. If you have any questions about the offer, please contact Robert Slone at 248-435-1210 or Bonnie Wilkinson at 248-435-0762.

Director, Executive Compensation
ArvinMeritor, Inc.
2135 W. Maple Road
Troy, MI  48084
Telephone:  248-435-2280
Fax:  248-435-1410
e-mail: Richard.Erb@ArvinMeritor.com